SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

UNION PLAZA HOTEL AND CASINO, INC.

(Name of Issuer)

CAPITAL STOCK

(Title of Class of Securities)

NONE
(CUSIP Number)

John D. Gaughan	Ike Lawrence Epstein, Esq
Gaughan 1993 Marital Trust	Beckley Singleton
Exber, Inc.	530 Las Vegas Blvd. South
P.O. Box 680	Las Vegas, NV 891011
Las Vegas, NV 89107	(702) 385-3373
(702) 385-5200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 6, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 11 Pages)

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D	Page 2 of 11 Pages

1			NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John D. Gaughan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒

3			SEC USE ONLY

4			SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6			CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7	SOLE VOTING POWER

NUMBER OF			492,867 Shares (1)

SHARES
BENEFICIALLY		8	SHARED VOTING POWER

OWNED BY			0 Shares

EACH
REPORTING		9	SOLE DISPOSITIVE POWER

PERSON			492,867 Shares (1)

WITH
		10	SHARED DISPOSITIVE POWER

0 Shares

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,867 Shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.1% as of December 6, 2002

14			TYPE OF REPORTING PERSON

IN

(1)  Includes 106,392 shares of Capital Stock of the Issuer held by the Gaughan 1993 Marital Trust (the “Gaughan Trust”), of which John D. Gaughan is the sole trustee and sole beneficiary. John D. Gaughan, in his capacity as the sole trustee, has sole voting and dispositive powers with respect to shares held by the Gaughan Trust. Also includes 386,475 shares of Capital Stock of the Issuer held by Exber, Inc., a Nevada corporation (“Exber”), of which John D. Gaughan is the President and controlling stockholder. John D. Gaughan is the beneficial owner of 71.6% of the outstanding shares of Exber.

CUSIP No. None	13D	Page 3 of 11 Pages

1			NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gaughan 1993 Marital Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒

3			SEC USE ONLY

4			SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6			CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

		7	SOLE VOTING POWER

NUMBER OF			106,392 Shares

SHARES
BENEFICIALLY		8	SHARED VOTING POWER

OWNED BY			0 Shares

EACH
REPORTING		9	SOLE DISPOSITIVE POWER

PERSON			106,392 Shares

WITH
		10	SHARED DISPOSITIVE POWER

0 Shares

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,392 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0% as of December 6, 2002

14			TYPE OF REPORTING PERSON

OO*

     * The Reporting Person is a Trust.

CUSIP No. None	13D	Page 4 of 11 Pages

1.			NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Exber, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒

3.			SEC USE ONLY

4.			SOURCE OF FUNDS*

WC

5.	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6.			CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

		7.	SOLE VOTING POWER

NUMBER OF			386,475 Shares

SHARES
BENEFICIALLY		8.	SHARED VOTING POWER

OWNED BY			0 Shares

EACH
REPORTING		9.	SOLE DISPOSITIVE POWER

PERSON			386,475 Shares

WITH
		10.	SHARED DISPOSITIVE POWER

0 Shares

11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

386,475 Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.0% as of December 6, 2002

14.			TYPE OF REPORTING PERSON*

CO

CUSIP No. None	13D	Page 5 of 11 Pages

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) to the Schedule 13D originally filed with the Securities and Exchange Commission on July 29, 1986 (the “Schedule 13D”) relates to the capital stock, par value $.50 per share issued by Union Plaza Hotel and Casino, Inc., a Nevada corporation (formerly known as Scott Corporation, a Nevada corporation). For convenience of reference, this Amendment amends and restates the Schedule 13D in its entirety.

Item 1. Security and Issuer.

Item 1 to the Schedule 13D is amended and restated in its entirety to read as follows:

     This Schedule 13D relates to the capital stock, par value $.50 per share (the “Capital Stock”) of Union Plaza Hotel and Casino, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 1 Main Street, Las Vegas, NV 89101. The name of the Issuer was changed from Scott Corporation, a Nevada corporation, to Union Plaza Hotel and Casino, Inc. on June 4, 1987.

Item 2. Identity and Background.

Item 2 to the Schedule 13D is amended and restated in its entirety to read as follows:

     This Schedule 13D is filed on behalf of John D. Gaughan (“Gaughan”), the Gaughan 1993 Marital Trust (the “Gaughan Trust”), and Exber, Inc., a Nevada corporation (“Exber”) (each a “Reporting Person,” and together the “Reporting Persons”).

     Gaughan is a citizen of the United States of America whose address is P.O. Box 680, Las Vegas, NV 89107. Gaughan’s principal occupation is President and Chairman of the Board of the Issuer and the President and Chairman of the Board of Exber. The Issuer’s principal business is the operation of the Plaza Casino located at 1 Main Street, Las Vegas, NV 89101, which is also the address of the Issuer’s principal office. Exber’s principal business is the operation of the El Cortez Hotel & Casino located at 600 E. Fremont Street, Las Vegas, NV 89101, the Las Vegas Club Hotel & Casino located at 18 E. Fremont Street, Las Vegas, NV 89101, and the Western Hotel and Casino located at 899 Fremont Street, Las Vegas, NV 89101. The address of Exber’s principal office is 600 E. Fremont Street, Las Vegas, NV 89101.

     The Gaughan Trust is an irrevocable trust established under the laws of the State of Nevada whose address is P.O. Box 680, Las Vegas, NV 89107. Gaughan is the sole trustee and sole beneficiary of the Gaughan Trust. As stated in the preceding paragraph, Gaughan is the President and Chairman of the Board of the Issuer and the President of Exber.

     Exber is a corporation organized under the laws of the State of Nevada whose principal business is the operation of the El Cortez Hotel & Casino located at 600 E. Fremont Street, Las Vegas, NV 89101, which is also the address of Exber’s principal office. The name, residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in

CUSIP No. None	13D	Page 6 of 11 Pages

which such employment is conducted, of the executive officers and directors of Exber are as follows:

Name and Address	Position With Exber

John D. Gaughan 600 E. Fremont Street Las Vegas, NV 89101	Board Member, President, Chief Executive Officer, Treasurer and Secretary

Alan S. Abrams 600 E. Fremont Street Las Vegas, NV 89101	Board Member, Vice President and Director of Operations

Wayne M. Starker 600 E. Fremont Street Las Vegas, NV 89101	Board Member, Vice President and Casino Manager

Brady J. Exber 18 E. Fremont Street Las Vegas, NV 89101	Board Member, Vice President and Director of Marketing

Irving K. Epstein 1 Main Street Las Vegas, NV 89101	Board Member and Vice President

     During the last five years, none of the Reporting Persons, nor, to the best of Exber’s knowledge, any of the directors or executive officers of Exber, have been convicted in a United States criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is amended and restated in its entirety to read as follows:

     (a)  Gaughan. As of the filing of the Schedule 13D with the Securities and Exchange Commission on July 29, 1986, Gaughan was the record owner of 94,742 shares of Capital Stock individually and 8,000 shares of Capital Stock jointly with his spouse Roberta M. Gaughan. Effective August 14, 1998, Gaughan contributed 102,742 shares of Capital Stock, of which 94,742 shares were held of record by Gaughan individually and 8,000 shares were held of record by Gaughan and Roberta M. Gaughan jointly, to the Gaughan Trust for no consideration.

     (b)  The Gaughan Trust. Effective August 14, 1998, Gaughan contributed 102,742 shares of Capital Stock, of which 94,742 shares were held of record by Gaughan individually and 8,000 were held of record by Gaughan and Roberta M. Gaughan jointly, to the Gaughan Trust for no consideration. Also effective August 14, 1998, record ownership

CUSIP No. None	13D	Page 7 of 11 Pages

of 3,500 shares of Capital Stock in the name of Roberta M. Gaughan were transferred to the Gaughan Trust for no consideration.

     (c)  Exber. As of the filing of the Schedule 13D with the Securities and Exchange Commission on July 29, 1986, Exber was the record owner of 315,643 shares of Capital Stock. Exber disposed of 5,200 shares of Capital Stock, and used working capital to make the following, additional acquisitions of Capital Stock:

Date	Number of Shares	Aggregate Purchase Price

January 5, 1988	10,870	$217,400
September 24, 1992	21,592	$323,880
August 27, 1998	6,000	$150,000
October 16, 1998	100	$2,500
March 8, 1999	4,000	$100,000
January 5, 2000	500	$12,500
March 24, 2000	500	$12,500
April 4, 2000	600	$15,000
July 4, 2000	10,870	$271,750
July 8, 2000	5,000	$125,000
May 29, 2001	15,000	$217,950
September 11, 2001	1,000	$12,160

Item 4. Purpose of Transaction.

Item 4 to the Schedule 13D is amended and restated in its entirety to read as follows:

     The Reporting Persons acquired the Capital Stock for investment purposes, and Gaughan contributed the Capital Stock to the Gaughan Trust for personal financial planning purposes. Although the Reporting Persons have no contract or agreement to purchase or sell shares of Capital Stock from or to any person, each may purchase shares from time to time, and each may sell shares from time to time, in open market transactions, privately negotiated transactions or transactions with affiliates of the Issuer on prices and terms as the Reporting Persons shall determine. Whether the Reporting Persons purchase or sell shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, and the evaluation of alternative interests.

     On December 6, 2002, the Issuer, the Issuer’s wholly-owned subsidiary, Union Plaza Operating Company, a Nevada corporation (the “Plaza Subsidiary”), Exber, Gaughan South Corp., a Nevada corporation (“Gaughan South”), and Barrick Corporation, a Nevada corporation (“Barrick”) entered into an Agreement of Purchase and Sale (the “Purchase Agreement”). The Purchase Agreement contemplates that the Issuer, the Plaza Subsidiary,

CUSIP No. None	13D	Page 8 of 11 Pages

Exber and Gaughan South will sell to Barrick the assets, with certain exceptions, associated with the Las Vegas Club Hotel & Casino, Plaza Hotel & Casino, Gold Spike Hotel & Casino, and Western Hotel & Casino, including the Ambassador Hotel. The aggregate cash purchase price to be paid by Barrick is $82 million, of which $55.5 million is allocated under the Purchase Agreement to the Plaza Hotel & Casino and the associated personal property.

     Consummation of the sale is subject to a number of significant conditions, including, without limitation:

•	Receipt of the approval by the Issuer’s stockholders of the sale of substantially all of the property and assets of the Plaza Subsidiary pursuant to the Purchase Agreement;

•	Receipt of all necessary approvals by the Nevada gaming authorities, gaming licenses and liquor licenses; and

•	The expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

There can be no assurance that the conditions to the sale will be satisfied or that the sale will be consummated. However, as discussed in Item 6 below, the Gaughan Trust and Exber have entered into an agreement pursuant to which each has agreed to vote for the approval of the sale of assets pursuant to the Purchase Agreement. The Reporting Persons understand that the Issuer currently intends to consider the adoption of a plan of liquidation to follow the closing of the sale of assets pursuant to the Purchase Agreement.

     The foregoing description of the Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein in its entirety by this reference.

     Except as qualified by the foregoing, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is amended and restated in its entirety to read as follows:

     (a) Gaughan is the beneficial owner of 492,867 shares of Capital Stock, which includes 106,392 shares of Capital Stock held of record by the Gaughan Trust, of which Gaughan is the sole trustee and sole beneficiary, and 386,475 shares of Capital Stock held of record by Exber, of which Gaughan is the President and controlling stockholder. The 492,867 shares of Capital Stock beneficially owned by Gaughan represents approximately 65.1% of the Capital Stock deemed outstanding as of December 6, 2002. The Gaughan Trust is the beneficial owner of 106,392 shares of Capital Stock, which represents approximately 14.0% of the Capital Stock deemed outstanding as of December 6, 2002.

CUSIP No. None	13D	Page 9 of 11 Pages

Exber is the beneficial owner of 386,475 shares of Capital Stock, which represents approximately 51.0% of the Capital Stock deemed outstanding as of December 6, 2002. To the best of Exber’s knowledge, no director or executive officer of Exber (other than Gaughan) has any beneficial ownership in the Capital Stock.

     (b)  Gaughan has the sole power to vote and dispose of 492,867 shares of Capital Stock, which includes 106,392 shares of Capital Stock held of record by the Gaughan Trust, of which Gaughan is the sole trustee and sole beneficiary, and 386,475 shares of Capital Stock held of record by Exber, of which Gaughan is the President and controlling stockholder. The Gaughan Trust has the sole power to vote and dispose of 106,392 shares of Capital Stock, and Exber has the sole power to vote and dispose of 386,475 shares of Capital Stock. To the best of Exber’s knowledge, no director or executive officer of Exber (other than Gaughan) has the power to vote or to direct the vote, or the power to dispose of or to direct the disposition of, any Capital Stock.

     (c)  Except as described in Item 6, none of the Reporting Persons, nor, to the best of Exber’s knowledge, any of the directors or executive officers of Exber, have effected any transactions in the Capital Stock in the last 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is amended and restated in its entirety to read as follows:

     In connection with the Purchase Agreement (as discussed in Item 4 above), the Gaughan Trust, Exber, and Barrick entered into an Agreement as to Voting Shares of Stock of Exber, Inc. and Union Plaza Hotel and Casino, Inc. dated as of December 6, 2002 (the “Voting Agreement”). Pursuant to the Voting Agreement, the Gaughan Trust and Exber agreed that (for so long as the Purchase Agreement is in effect and Barrick is not in default thereunder), at such time as the issue of approving the Purchase Agreement and the transactions contemplated therein comes before the stockholders of the Issuer for a vote, the Gaughan Trust would vote 106,392 shares of Capital Stock, and Exber would vote 386,475 shares of Capital Stock, to approve the sale of substantially all of the Plaza Subsidiary’s property and assets to Barrick in accordance with the terms of the Purchase Agreement.

     Pursuant to the Voting Agreement, the Gaughan Trust and Exber designated and appointed the President of Barrick as their attorney in fact and proxy with full power of substitution, which designation and appointment is irrevocable and coupled with an interest, to vote the 106,392 shares of Capital Stock held by the Gaughan Trust and the 386,475 shares of Capital Stock held by Exber, as the case may be, in connection with the approval by the Issuer’s stockholders of the sale of substantially of all of the Plaza Subsidiary’s property and assets to Barrick in accordance with the terms of the Purchase Agreement. The President of Barrick may exercise the proxy granted to it under the Voting Agreement upon the occurrence of a default by the Gaughan Trust or Exber in the performance of the agreements and obligations set forth in the Voting Agreement subject to the receipt of any

CUSIP No. None	13D	Page 10 of 11 Pages

necessary approvals, permits, licenses, findings of suitability, registration and other authorizations, and provided that (i) neither Barrick nor the President of Barrick or his substitute is determined by the Nevada Gaming Commission, the Nevada State Gaming Control Board and/or the Clark County Liquor and Gaming License Board (individually a “Nevada Gaming Authority” and collectively the “Nevada Gaming Authorities”) to be unsuitable to be the attorney in fact and proxy of the Gaughan Trust and/or Exber or unsuitable to be connected or affiliated with the Issuer, Exber and/or Gaughan, (ii) the Issuer does not lose and is not threatened with the loss of any gaming license as a result of either Barrick or the President of Barrick or his substitute serving as the attorney in fact and proxy of the Gaughan Trust and/or Exber, and (iii) in the sole discretion of the board of directors of the Issuer, the designation and appointment of Barrick or the President of Barrick or his substitute as the attorney in fact and proxy of the Gaughan Trust and/or Exber is not deemed likely to jeopardize any application for, receipt of approval for, right to the use of, or entitlement to, any gaming license by the Issuer. The Voting Agreement provides that the proxy shall exist for as long as the Purchase Agreement is in effect and there is no default by Barrick thereunder.

     Pursuant to the Voting Agreement, the Gaughan Trust and Exber also agreed not to assign, transfer or encumber in any way their shares of Capital Stock during the term of the Voting Agreement.

     The Voting Agreement is subject to all applicable gaming laws and any reporting requirements, consents or approvals required under Nevada law, by the Nevada Gaming Authorities, and under the Gaming Control Act and rules, regulations or interpretations thereunder, and shall terminate and have no further force or effect as of the earlier to occur of (i) the date and time of the sale of the Plaza Subsidiary’s property and assets pursuant to the Purchase Agreement; (ii) the date and time that the Purchase Agreement shall terminate for any reason; (iii) the finding by any Nevada Gaming Authority that Barrick, its directors, officers or affiliates is unsuitable to have a relationship with respect to the Issuer; and (iv) October 6, 2003, unless the closing of the transactions contemplated by the Purchase Agreement is extended as provided in the Purchase Agreement in which case at the end of any such extensions.

     The foregoing description of the Voting Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein in its entirety by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1.	Agreement of Purchase and Sale dated as of December 6, 2002 by and between Exber, Inc., Union Plaza Hotel and Casino, Inc., Union Plaza Operating Company and Gaughan South Corp. on the one hand, and Barrick Corporation on the other hand.

Exhibit 99.2.	Agreement as to Voting Shares of Stock of Exber, Inc. and Union Plaza Hotel and Casino, Inc. dated as of December 6, 2002 by and among Barrick Corporation, the Gaughan 1993 Marital Trust, and Exber, Inc.

CUSIP No. None	13D	Page 11 of 11 Pages

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of December 6, 2002	/s/ John D. Gaughan JOHN D. GAUGHAN

THE GAUGHAN 1993 MARITAL TRUST

	By:	/s/ John D. Gaughan

John D. Gaughan, Trustee

EXBER, INC., a Nevada corporation

	By:	/s/ John D. Gaughan

John D. Gaughan, President

Exhibit Index

Exhibit No.	Description

99.1	Agreement of Purchase and Sale dated as of December 6, 2002 by and between Exber, Inc., Union Plaza Hotel and Casino, Inc., Union Plaza Operating Company, and Gaughan South Corp., on the one hand, and Barrick Corporation, on the other hand.
99.2	Agreement as to Voting Shares of Stock of Exber, Inc. and Union Plaza Hotel and Casino, Inc. dated as of December 6, 2002 by and among Barrick Corporation, the Gaughan 1993 Marital Trust, and Exber, Inc.